Via Facsimile and U.S. Mail
Mail Stop 4720

December 1, 2009

Joseph M. Molina, M.D
Chairman, President and Chief Executive Officer
Molina Healthcare, Inc.
11119 North Torrey Pines Road
La Jolla, CA 92037

Re: **Molina Healthcare, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2008
        Form 10-Q for the quarterly period ended September 30, 2009
        Schedule 14A Filed June 9, 2009
        File No. 001-31719

Dear Dr. Molina:

        We have reviewed your filings and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filings, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q For The Quarterly Period Ended September 30, 2009

Notes To Condensed Consolidated Financial Statements

11. Convertible Senior Notes, page 16

1. In regards to your adoption of FASB Accounting Standards Codification
    (ASC) Subtopic 470-20, please revise your disclosure to include the amount

allocated to equity at inception and the carrying amount of the equity component
for all periods presented.

11. Stockholders' Equity, page 18

2. Please disclose the material changes in additional paid-in capital and treasury
stock from December 31, 2008 through September 30, 2009.

Schedule 14A

Related Party Transactions, page 5

3. We note your disclosure in this section that you are a party to a fee-for-service
agreement with Pacific Hospital of Long Beach. Please file this agreement as an
exhibit to your Form 10-K, or provide us with your analysis as to why this
agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) of
Regulation S-K.

4. We further note that you are a party to a capitation arrangement with Pacific
Hospital. If this arrangement is formalized in a written agreement, please file this
agreement as an exhibit to your Form 10-K, or provide us with your analysis as to
why this agreement need not be filed as an exhibit pursuant to Item
601(b)(10)(ii)(A) of Regulation S-K.

Information About Executive Compensation

Compensation Discussion and Analysis, page 14

Process for Determining Executive Officer Compensation, page 18

5. You disclose on page 15 that the compensation committee accepted and approved
Dr. Molina's recommendation that the $430,000 annual base salary of Mr.
Andrews be increased to $500,000 for fiscal year 2009. Please confirm that in
future proxy statements, you will discuss the material factors that the
compensation committee considered in making any adjustments to the Named
Executive Officers' base salaries.

Fiscal Year 2008 Bonus Achievement, page 20

6. We note that Terry Baker, Mark Andrews, and Dr. Jim Howatt achieved 2008
bonus payments based, in part, on their individual performance. Your
Compensation Discussion and Analysis does not disclose the individual
objectives used to determine these executive officers' annual performance-based

bonus. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

- The performance objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will disclose the level of achievement of these objectives.

Summary Compensation Table, page 21

7. We note that the Summary Compensation Table includes information regarding compensation awarded in 2008. Please expand the Summary Compensation Table to provide compensation information awarded to the Named Executive Officers for each of the company's last three completed fiscal years. Please refer to Item 402(c)(1) of Regulation S-K.

8. We note your disclosure on page 22 that none of your Named Executive Officers exercised any stock options during fiscal year 2008. However, your disclosure does not address any vesting of stock during the last completed fiscal year. Please amend your filing to provide the "Options Exercised and Stocks Vested" table required by Item 402(g) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Joseph M. Molina, M.D
Molina Healthcare, Inc.
December 1, 2009
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3269 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant